RAINCHIEF ENERGY CHANGES NAME TO BIT-X FINANCIAL CORP

For Immediate Release

For Release – January 30, 2015 – Vancouver, BC – Rainchief Energy Inc. (OTCQB: RCFEF) (the “Company”) today announced that it has changed its corporate name from Rainchief Energy Inc to BitX Financial Corp. The name change is subject to regulatory approval.

The Company will focus on licensing, developing and branding an innovative digital exchange trading platform and peer to peer electronic payment processing network that will allow users to buy and sell fiat currencies, alternative currencies and crypto-binary options in real time.

The Company has elected not to proceed with the previously announced Farmin Letter of Intent on 2400 acres of prospective oil and gas leases located in Cowley County, Kansas due to market conditions.

The Company currently has 80,492,179 shares issued and outstanding and is a verified issuer on the OTC.QB Tier of OTC Markets.

Rainchief Energy Inc. (OTCQB: RCFEF)

CORPORATE CONTACT INFORMATION:

Rainchief Energy Inc.

1090 West Georgia Street, Suite 600,

Vancouver, BC V6E 3V7

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072